Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three:
Director M Access
Director M Edge

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three:
Director M Access
Director M Edge

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
The following supplements and amends the above mentioned product notices. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.95%*
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.17%
AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.86%
Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	1.11%
Putnam VT Diversified Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	1.07%*

HV-8188